For Release: January 23, 2026 Attention: Business Editors VERSABANK TO PRESENT AT THE DIGITAL ASSET VIRTUAL INVESTOR CONFERENCE ON JANUARY 27, 2026, AT 10:30 AM ET LONDON, ON/CNW – VersaBank (or the “Bank”) (TSX: VBNK; NASDAQ: VBNK), a North American leader in business- to-business digital banking, as well as technology solutions for cybersecurity, today announced that David Taylor, Founder and President, VersaBank, will present live at the Digital Asset Virtual Investor Conference on January 27, 2026, at 10:30 a.m. ET. A live webcast of the presentation will be available on the Bank’s website at https://www.versabank.com/events-presentations/. During his presentation, Mr. Taylor will discuss VersaBank’s leadership and near-term opportunities with respect to its VersaBank Real Bank Deposit Tokens™ (RBDT™) and Stablecoin Custody Services, each of which is based on the Bank’s proven, proprietary SOC2 (Type I) certified VersaVault® digital asset security technology. VersaBank’s RBDTs™ are one-for-one digital representations of actual cash on deposit with the Bank, combining the safety and soundness of traditional banking with the efficiency, cost savings, security, and programmability of blockchain technology. In addition, the Bank expects its RBDTs™ to be eligible for conventional federal deposit insurance (subject to confirmation by regulators) and have the legal ability to pay interest, which non-bank issued stablecoins are not allowed to provide. In addition, as a nationally licensed bank in both the United States and Canada, VersaBank is ideally positioned to serve as custodian to third-party stablecoins. About VersaBank VersaBank is a North American bank with a difference. Federally chartered in both Canada and the US, VersaBank has a branchless, digital, business-to-business model based on its proprietary state-of-the-art technology that enables it to profitably address underserved segments of the banking industry in a significantly risk mitigated manner. Because VersaBank obtains substantially all of its deposits and undertakes the majority of its funding electronically through financial intermediary partners, it benefits from significant operating leverage that drives efficiency and return on common equity. In August 2024, VersaBank launched its unique Receivable Purchase Program funding solution for point-of-sale finance companies, which has been highly successful in Canada for nearly 15 years, to the underserved multi-trillion-dollar US market. VersaBank also owns Minneapolis-based DRT Cyber Inc., a North American leader in the provision of cyber security services to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities. Through DRT Cyber Inc., VersaBank owns proprietary intellectual property and technology to enable the next generation of digital assets for the banking and financial community, including the Bank's revolutionary tokenized deposits. FOR FURTHER INFORMATION, PLEASE CONTACT: LodeRock Advisors Lawrence Chamberlain (416) 519-4196 lawrence.chamberlain@loderockadvisors.com Visit our website at: www.versabank.com Follow VersaBank on Facebook, Instagram, LinkedIn and X